Exhibit 99.1

Daqo New Energy Hosts Site Visit at Xinjiang Production Facility

Shihezi, Xinjiang, China, May 11, 2021 - Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today hosted a field trip to its polysilicon facility in Shihezi City, Xinjiang Uyghur Autonomous Region for institutional investors and solar industry analysts.

Solar industry analysts from Credit Suisse, CICC, Goldman Sachs, HSBC, JP Morgan and seven institutional investors joined the in-person tour of the Company’s state-of-the-art facilities. Journalists from various media including Bloomberg, Financial Times and China’s Global Times were also present. The Company has scheduled a similar field trip for another group of 35 solar industry investors and analysts from domestic Chinese institutions on May 12.

Visitors joining today’s field trip were able to witness all major process in the Company’s highly technical polysilicon manufacturing complex. Daqo’s management team was on site to answer questions and provide technical explanations.

“We have always been transparent and welcoming to visitors to our Xinjiang facilities,” commented Mr. Longgen Zhang, Chief Executive Officer of Daqo. “As stated repeatedly, we do not condone the use of forced labor under any circumstances. Furthermore, our visitors were able to see that our chemical process, which is highly automated, digitalized, technology-intensive, is not conducive to employing unskilled labor. Our visitors today were able to take away direct impressions of our facility as well as the quality of its management and workforce.”

The event is now available for viewing for investors who could not travel due to Covid-19 restrictions here: https://m.inmuu.com/v1/live/news/1026538

About Daqo New Energy Corp

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction expected to reach full capacity by the end of first quarter of 2022.

For more information, please visit www.dqsolar.com